AB 3/3

[redacted]

10028884

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0012
Expires: November 30, 2010
Estimated average burden hours per response . . . 2.75

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/1/2008 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Trading Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75-43 192nd St.
(No. and Street)

Fresh Meadows (City) N.Y (State) 11366 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nazar (Nick) Nazarov 917 476 3653
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, John S
(Name -- *if individual, state last, first, middle name*)

129 4th Place (Address) Brooklyn (City) N.Y (State) 11231 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
105

OATH OR AFFIRMATION

I, Nazar (Nick) Nazarov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Trading Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Sworn to before me on this 24th day of February 2010.

[signature]

Signature

Manage Member

Title

[signature]

Notary Public

[illegible] FRIAS
Notary Public, State of New York
No.01FR6130089
Qualified in Kings County
COMMISSION EXPIRES 10/15/2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benchmarq Trading Partners LLC

Financial Statements

December 31, 2009

Benchmarq Trading Partners LLC

December 31, 2009

Table of Contents

Independent Auditor's Report

To the Managing Members:
Benchmarq Trading Partners LLC

We have audited the accompanying statement of financial condition of Benchmarq Trading Partners LLC (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows from August 1, 2008 to the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmarq Trading Partners LLC as of December 31, 2009, and the results of its operations and its cash flows from August 1, 2008 to the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John S. Miller, CPA

John S. Miller, CPA

Brooklyn, NY
February 23, 2010

Benchmarq Trading Partners LLC
Statement of Financial Condition
December 31, 2009

Assets	
Cash	136,449
Receivable from Clearing Broker	317,610
Securities owned, at fair value	39,091
ECN and Clearing Fees Receivable	8,944
Other Assets	400
	502,494
Liabilities	
Securities Sold, not yet purchased, at fair value	3,045
Accrued Operating Expenses	9,596
Accrued Clearing and ECN Fees Payable	10,852
	23,493
Members' Equity	479,001
	502,494

See accompanying notes to the financial statements.

Benchmarq Trading Partners LLC
Statement of Operations
From August 1, 2008 to December 31, 2009

Revenues	
Principal Transactions	12,112
Interest and Dividends	227
Total Revenue	12,339
Expenses	
Floor Brokerage, Exchange , and Clearance fees	18,687
Trading Software	6,089
Professional fees	25,716
Other Expenses	8,446
Total Expenses	58,938
Net Income (Loss)	(46,599)

See accompanying notes to the financial statements.

Benchmarq Trading Partners LLC
Statement of Changes in Members' Equity
From August 1, 2008 to December 31, 2009

Members ' Contributions	525,600
Net Income (loss)	(46,599)
Members' Equity December 31, 2009	479,001

See accompanying notes to the financial statements.

Benchmarq Trading Partners LLC
Statement of Cash Flows
From August 1, 2008 to December 31, 2009

Cash Flows from operating activities	
Net Income (Loss)	-46,599
(increase) decrease in operating assets:	
Receivable from Clearing broker	-317,610
Securities owned	-39,091
ECN Fees and Clearing Fees Receivable	-8,944
Other Assets	-400
Securities Sold, not yet purchased, at fair value	3,045
Accrued Operating Expenses	9,596
Accrued ECN and Clearing Fees Payable	10,852
Net Cash provided (used) by operating activities	-389,151
Cash Flows from financing activities	
Member Capital Contributions	525,600
Net Cash Provided by Financing activities	525,600
Increase in Cash	136,449
Cash at December 31, 2009	136,449

See accompanying notes to the financial statements.

Benchmarq Trading Partners LLC
Notes to Financial Statements
December 31, 2009

1. Organization and Business

Benchmarq Trading Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC").

The Company's principal business activity is proprietary trading as principal in the securities markets. The Company has entered into a Clearing Agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared through the Clearing Broker on a fully disclosed basis. As a result, the Company is exempt from SEC Rule 15c3-3.

The Company was organized as a limited liability company under the laws of the State of Delaware in August 2008. The Company was granted membership privileges with the Chicago Board Stock Exchange ("CBSX") in May 2009 and began trading operations in November 2009.
The principal owner of the Company is Benchmarq Securities, LLC, which in turn is majority owned by the Manager Member of the Company.

2. Summary of Significant Accounting Policies

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Transactions – Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Income Taxes – The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. Although the Company is considered a pass-through entity for federal and New York State income state tax purposes, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3) is applicable.

The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass-through entities. However, certain taxing jurisdictions do not recognize the Partnership's income tax status as a pass-through entity. The Company's tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued

3. Receivables and Payables to Clearing Brokers

The Clearing and depository operations for the Company's securities transactions are provided by the-Clearing Brokers pursuant to clearance agreements. At December 31, 2009, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and trading revenue earned from its trading operations, net of clearing and certain execution expenses.

4. Fair Value Measurements of Investments in Securities

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2009. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to

Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Investments in Securities, at fair value	39,091			39,091
Liabilities				
Securities Sold Short, At fair value	3,045			3,045

5. Commitments and Contingencies

The Company is a member of CBSX. To date, it has not been charged regulatory fees or inactivity fees. The Company believes that if it is charged inactivity fees for prior months, it will be able to discharge this obligation with increased trading volume in the months ahead. If it is charged the regulatory fees for 2009, the amount so charged would represent less than 5% of net capital at December 31, 2009

6. Concentration

The Company maintains cash balances at financial institutions subject to Federal deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

At December 31, 2009, approximately 63% of the Company's assets are receivable from its Clearing Broker. The Company does not expect to incur any losses regarding this concentration.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(12 to 1 in the first year operations). At December 31, 2009, the Company had net capital, as defined, of $463,793 which was $363,793 in excess of its required net capital of $100,000.

8. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company trading r activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other broker are unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2009

Schedule I
Benchmarq Trading Partners LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital	
Total Members' Equity Qualified for Net Capital	479,001
Deductions	
Non-allowable assets	
ECN fees receivable	(8,944)
Other assets	(400)
Net capital before haircuts on securities positions (tentative net capital)	469,657
Haircuts on securities	
Trading Stocks	(5,864)
Net Capital	463,793
Computation of Basic Net Capital Requirement	
Computation of Aggregate Indebtedness	
Total Liabilites	23,493
Aggregate Indebtedness	20,448
Minimum Net Capital Requirement - 6.67 % of Adjusted Aggregate Indebtedness	1,370
Net Capital Requirement - under SEC Rule 15c3-1 - greater of minimum net capital requirement or $100,000	100,000
Net Capital In Excess of SEC Rule 15c3-1 requirement	363,793
Ratio of Aggregate Indebtedness to Net Capital	0.04

Reconciliation with Company's computation	
(included in Company's Part II (unaudited FOCUS Report)	469,512
Audit adjustments to record additional accrued liabilities	(5,719)
Net Capital per the preceding	463,793

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2009

Schedule II
Benchmarq Trading Partners LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2009 in accordance with Rule 15c3-3 (k)(2)(ii)

JOHN S. MILLER, CPA
129 4th Place
Brooklyn, NY 11231

Report on Internal Control Required by SEC Rule 17a-5(g)(1)
To the Managing Members
Benchmarq Trading Partners LLC :

In planning and performing our audit of the financial statements of Benchmarq Trading Partners LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control

deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CBSX and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

John S. Miller, CPA
Brooklyn, New York
February 23, 2009